GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Lowloon, Hong Kong

July 15, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Kevin Stertzel – Staff Attorney

Re:	Green Dragon Wood Product, Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2010
Filed May 27, 2011
Response Letter Dated May 27, 2011
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated June 13, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended March 31, 2010 (“2010 Form 10-K”) and the Form 10-Q/A for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q/A”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended March 31, 2010

1.	Please note we cannot complete our review of your filings until you file an amended Form 10-K for the year ended march 31, 2010 as noted in your prior response letters.

Response

We acknowledge the Staff’s comment and advises the Commission that we will file an amended 2010 Form 10-K in the near future.

Securities and Exchange Commission

July 15, 2011

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

2.	We note your response to our prior comment number five. Please address the following:

•
Please confirm that you will include an aging analysis of Customer “B”s accounts receivable in future filings as of each balance sheet date presented, in a form consistent with the presentation included in your response.

Response

The Company agrees with the Staff’s comment and includes an aging analysis of Customer “B’s” accounts receivable within the MD&A in future filings as of each balance sheet date presented.

The aging analysis of Customer “B”s accounts receivable as of March 31, 2011 is as follow:

USD

0 – 90 days	$1,302,674
91 – 180 days	1,756,474
181 – 270 days	1,343,477
271 – 360 days	485,975
Over 360 days	-
Total	$4,888,600

•
Please provide us with a supplemental aging analysis of Customer “B”s accounts receivable for the past three years. In addition, please tell us the amount of cash receipts received from this customer in each of the past three years.

Response

The aging analysis of Customer “B”s accounts receivable as of March 31, 2010, 2009 and 2008 is as follow:

	As of March 31,
	2010	2009	2008
	USD	USD	USD

0 – 90 days	$3,517,576	$-	$-
91 – 180 days	-	-	-
181 – 270 days	-	-	-
271 – 360 days	-	-	-
Over 360 days	-	-	-
Total	$3,517,576	$-	$-

Cash received from Customer “B” for the years ended March 31, 2010, 2009 and 2008 totaled $349,949, $113,361 and $526,492, respectively.

Securities and Exchange Commission

July 15, 2011

•
While we note your stated 180 day credit terms to Customer “B”, it appears based on your cash collections for the year ended March 31, 2011, that this customer is paying at a rate in excess of 360 days. As such, please revise your balance sheets in future filings to re-classify the portion of accounts receivable that are not expected to be collected within one year as “non-current”.

Response

In accordance with the aging analysis of Customer “B” as of March 31, 2011 and 2010 presented above, no balance of accounts receivable was past due for over 360 days. Also, based on the evaluation of our collection, we expect that accounts receivable due from Customer “B” will be recoverable in the next twelve months. As a result, no portion of accounts receivable should be re-classified as non-current.

•
To date, you have stated that you do not believe a collectability concern exists with regard to customer “B”. Given the significant amounts that are past due your stated credit terms, it is unclear why you believe no collectability concern exists. Please provide us with further insights into why you believe you will ultimately collect past due accounts receivable from customer “B”.

Response

We consider Party “B” as a long-term business partner in the sale and purchase of wood veneer and the related products with a history of 10-years’ prolonged commercial relationship. In the normal course of business, Party “B” generally sells and buys different types of wood products to and from us in an arm-length basis, whereby Party “B” is acting as a “customer” or a “vendor” among all these independent transactions.

Based on our regular credit assessment, we have evaluated the recoverability of the amounts due from Party “B”, using its historical collection trends, credit history, financial condition, aging of receivables and the current economic conditions.

1.	Based on our historical collection experience, we receive continuing payments from Party “B”.

2.
Based on the credit history, we generally offer a credit term of 180 days to Party “B”, whereas Party “B” demonstrated its ability in meeting with accounts receivable due and no disputes on sales or purchase transactions are identified.

3.
We have maintained the commercial relationship with Party “B” over 10 years and we regularly visit on-site at Party “B” to understand its operation. We believe Party “B” has a sound financial condition.

4.	Based on the aging analysis as of March 31, 2011 and 2010, the accounts receivable due from Party “B” stays current and is expected to be recovered in the next twelve months.

5.	We expect the current economic condition remains strong and stable in a global demand and supply in wood veneer and the related products.

We have also received cash settlement of approximately $100,000 and recognized purchases of approximately $770,000 due to Party “B” during the subsequent period from April through June 2011.

Securities and Exchange Commission

July 15, 2011

We expect to continue this prolonged business relationship with Party “B”, because :

•	Party “B” has a long-term commercial history and experience in sale and procurement of wood products in China.
•	Party “B” has developed an extensive marketing and sourcing network in China.
•	We have built up a prolonging trust and confidence in doing businesses with each other.

We believe that there is no collectability concern with regard to the accounts receivable balance due from Party “B”.

•
It appears the accounts receivable related to customer “B” are impacting your overall liquidity. Please expand your liquidity discussion within MD&A in future filings to provide investors with an understanding of your relationship with customer “B”. In addition, please provide investors with insights into cash collections from this customer and why you do not believe a collectability concern exists.

Response

The Company agrees with the Staff’s comment and includes the additional disclosure in the liquidity discussion within MD&A in future filings.

We have developed a prolonged business relationship with Party “B” in the sale and purchase of wood veneer and the related products with a history of 10 years. In the normal course of business, Party “B” is acting as a “customer” or a “vendor”, who generally sells and buys different types of wood products to and from us in an arm-length basis. These sale and purchases transactions are independent.

We expect to sustain and continue this prolonged business relationship with Party “B”, because :

•	Party “B” has a long-term commercial history and experience in sale and procurement of wood products in China.
•	Party “B” has developed an extensive marketing and sourcing network in China.
•	We have built up a prolonging trust and confidence in doing businesses with each other.

We believe that there is no collectability concern with regard to the accounts receivable balance due from Party “B”, which will be recoverable by our future purchase orders.

•	Please tell us whether or not any of the amounts owed from customer “B” are being disputed by customer “B”.

Response

No amounts owed from customer “B” that are being disputed.

•	Please confirm to us that no other financing arrangements exist between you and customer “B” or customer “A”.

Response

Other than the mentioned tri-parties settlement arrangement, there have been no other financing arrangements between the Company and customer “B” or customer “A”.

Securities and Exchange Commission

July 15, 2011

•
Please provide us additional information, and revise future filings to clarify, the terms of and reasons for the tri-parties settlement arrangement among you, customer “A” and customer “B”. Please explain why customer “B” would assume responsibility for customer “A’s” accounts receivable to you. Please explain when and how customer “B” is being reimbursed by customer “A” for such amounts. Please explain the impact on and responsibilities of each party to this arrangement if customer “B” is not reimbursed by customer “A”. It is not clear to us if you actually expect these accounts receivable to be paid in cash by customer “B” or if you expect them to be offset by future accounts payable, in which case we may have additional comments.

Response

Pursuant to the terms of Tri-parties Settlement Arrangement among Customer “A”, Party “B” and us,

1.	Customer “A” agrees to make the cash payment directly to the designated bank accounts of Party “B”, per our monthly instruction, and
2.	We and Party “B” agree to offset the cash proceeds against the accounts payable which we owe to Party “B”.
3.
In any event if Party “B” is not reimbursed by customer “A”, we are responsible to chase customer “A” for the settlement under the legal obligation among the sales contracts. Meanwhile, we are legally liable to repay the accounts payable to Party “B” under the purchase contract.

Under this arrangement, we can assure the collection from customer “A” to meet with the purchase payable due to Party “B” on a timely basis. We also can reduce the time and costs to handle the fund remittance among customer “A”, Party “B” and ourselves. As we continue to make the purchase orders to Party “B”, the accounts receivable originally due from customer “A” will be gradually eliminated and offset by our future accounts payable due to Party “B”. Therefore, we expect to have no collectability concern on the outstanding accounts receivable balance.

Controls and Procedures

Evaluation of our Disclosure Controls, page 24

3.
We note your response to comment three in our letter dated April 29, 2011, particularly your acknowledgment that you have an apparent material weakness in your internal controls over financial reporting.  In view of this material weakness, please tell us know you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2010.  Please refer to Item 307 of Regulation S-K.  If you no longer believe that your disclosure controls and procedures were effective as of December 31, 2010, please amend your filing accordingly.  We also note that you appear to be qualifying your disclosure controls and procedures effectiveness conclusion by applying a reasonable assurance standard.  In future filings, if you continue to use this or a similar standard to qualify your disclosure controls and procedures conclusion, please express your conclusion in terms of the standard (e.g., effective/ineffective at the reasonable assurance level).

Response

We acknowledge the Staff’s comment and advises the Commission that we will file an amended December 2010 Form 10-Q/A in the near future.

Securities and Exchange Commission

July 15, 2011

Changes in internal control over financial reporting, page 24

4.
Please tell us whether you have taken any steps to remediate the material weakness in your internal controls over financial reporting.  To the extent that you undertook steps to remediate this material weakness during the quarterly period ended December 31, 2010, please tell us how you nevertheless concluded that there were no changes in your internal controls over financial reporting.  Please refer to Item 308(c) of Regulation S-K.  If you no longer believe that there were no changes in your internal control over financial reporting during the period ended, please amend your filing accordingly.  In addition, in future filings, please update this disclosure as necessary to comply with the requirement of Item 308(c) of Regulation S-K.

Response

We acknowledge the Staff’s comment and advises the Commission that we did not take any steps to remediate the material weakness in our internal controls over financial reporting during the quarterly period ended December 31, 2010.

Exhibit 31.1

5.
In future filings, please ensure that your Regulation S-K Item 601(b)(31) certifications are presented exactly as they appear in Item 601(b)(31).  In this regard, we note you have included “(the ‘Registrant’)” in paragraph one and “annual report” instead of “report” in paragraph three.  Additional, you have omitted “information” after “financial” in paragraph 5(a).

Response

We acknowledge the Staff’s comment and advises the Commission that we will ensure our certifications are presented exactly as they appear in Item 601(b)(31) of Regulation S-K in our future filings.

****
We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Kwok Leung Lee
Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP